April 27, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention:	Ms. Kathleen Collins Ms. Melissa Feider

Re:	3Com Corporation Form 10-K for the Fiscal Year Ended May 31, 2008 Filed July 25, 2008 Form 8-K filed on December 18, 2008 File No. 000-12867
Ladies and Gentlemen:
     We refer to Ms. Collins’ letter dated April 16, 2009 which sets forth the comment of the staff of the Securities and Exchange Commission (the “Staff”) regarding Form 10-K for the fiscal year ended May 31, 2008 of 3Com Corporation (the “Company”). The Company hereby requests additional time to respond to the Staff’s comment. The Company intends to respond to the Staff’s comment by May 14, 2009.
     If you have any questions, please do not hesitate to call the undersigned at (508) 323-1394.

Sincerely,
/s/ JAY ZAGER
Jay Zager
Executive Vice President, Chief Financial Officer 3Com Corporation